Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

June 21, 2019

VIA EDGAR

Ashley Vroman-Lee, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     OFS Capital Corporation
Registration Statement on Form N-2

Dear Ms. Vroman-Lee:
On behalf of OFS Capital Corporation (the “Company”), set forth below are the Company’s responses to the accounting and legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on May 23, 2019 regarding post-effective amendment no. 3 to the Company’s Registration Statement on Form N-2 (File No. 333-222419) filed on April 23, 2019 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Legal Comments:

1.
(Prospectus Summary - OFS Capital Corporation) The Company’s disclosure states that OFS Adviser expects to provide sub-advisory services to CIM Real Assets & Credit Fund, a newly organized externally managed registered investment company that intends to operate as an interval fund. Please disclose whether there are any conflicts of interests with respect to OFS Adviser providing such sub-advisory services. The Staff notes the conflicts of interest disclosure on page 40 of the Prospectus. Please state this information earlier in the Prospectus or include a cross reference to such disclosure.

Response: The Company has revised the disclosure [to include a cross reference to the disclosure describing potential conflicts of interest with respect to OFS Adviser’s other advisory clients].

2.
(Prospectus Summary - Structure of Investments) The Company’s disclosure regarding its investments in “Broadly Syndicated Loans” notes that these investments may include loans that are considered “covenant-lite” loans. Please describe such loans and the extent to which the Company may invest in such loans. Also, consider enhancing the disclosure of the risks related to “covenant-lite” loans. In this regard, the Staff notes the risk disclosure on page 48 of the Prospectus. Please either briefly describe these risks in the Prospectus Summary or include a cross-reference.

Response: The Company has revised the disclosure accordingly, including to include a cross reference to the risk disclosure relating to the Company’s investments in covenant-lite loans.

3.
(Risk Factors - Risks Relating to OFS Advisor and its Affiliates) In the risk factor titled “Our ability to enter into transactions with our affiliates is restricted, which may limit the scope of investments available to us” the disclosure makes reference to a “ramp-up” period. Please define the term “ramp-up”.

Response: The Company has revised its disclosure to define the term “ramp-up” in this context.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

4.
(Use of Proceeds) The Staff notes the Company’s disclosure with respect to the timing in which it expects to invest the proceeds of any offering pursuant to the Registration Statement and the statement that there can be no assurance that the Company will be able to achieve such goal. The Staff advises the Company that if it is unable to invest the proceeds from any offering under the Registration Statement within two years, it may have to change its business purpose. The Staff refers the Company to Guide 1 to Form N-2. Please revise or advise accordingly.

Response: The Company has revised its disclosure accordingly.

*    *    *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Adam Park at (713) 470-6123.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.